Name of Registrant:
Templeton Emerging Markets Income Fund

File No. 811-07866

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

The Annual Meeting of Shareholders of Templeton Emerging Markets
 Income Fund, Inc. (the "Fund") was held at the Fund's offices,
 300 S.E. 2nd Street, Fort Lauderdale, Florida, on May 1, 2017.
 The purposes of the meeting were to elect five (5) Directors and the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2017. At the meeting, the following persons were elected by the shareholders to serve as Directors of the Fund:
 Harris J. Ashton, Edith E. Holiday, Mary C. Choksi, J. Michael Luttig and Constantine D. Tseretopoulos. No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follows:

Proposal 1.  The election of four Directors:



Term Expiring 2020

For	% of Outstanding Shares	% of
Shares
Present
Withheld	% of
Outstanding
Shares	% of
Shares
Present
Harris J. Ashton	40,776,838	84.95%	96.60%	1,436,670	2.99%	3.40%
Edith E. Holiday	40,993,828	85.41%	97.11%	1,219,680	2.54%	2.89%
J. Michael Luttig	41,070,883	85.57%	97.29%	1,142,625	2.38%	2.71%
Constantine D. Tsretopoulos	40,939,253	85.29%	96.98%	1,274,255	2.65%	3.02%


	Term Expiring 2019
Mary C. Choksi	41,066,814	85.56%	97.28%	1,146,694	2.39%	2.72%

There were no broker non-votes received with respect to this item.

Proposal 2. The ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2017.


Shares
Voted	% of
Outstanding
Shares		% of
Shares
Present
For	41,328,894	86.10%		97.90%
Against	540,714	1.13%		  1.28%
Abstain	343,896	0.72%		   0.81%